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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-36603

LIBERTY TRIPADVISOR HOLDINGS, INC.*

(Exact name of registrant as specified in its charter)

400 1st Avenue, Needham, MA 02494, (781) 800-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A common stock, par value $0.01 per share; Series B common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Explanatory Note:

*       On April 29, 2025, Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Company”), completed its previously announced combination with Tripadvisor, Inc., a Nevada corporation (“Parent”), pursuant to that certain Agreement and Plan of Merger, dated as of December 18, 2024 (the “Merger Agreement”), by and among the Company, Parent and Telluride Merger Sub Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company and an indirect wholly-owned subsidiary of Parent. Immediately following the Merger, the Company was merged with and into TellurideSub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“ParentSub LLC”, and such merger, the “ParentSub LLC Merger”), with ParentSub LLC surviving the ParentSub LLC Merger as the surviving company and a direct wholly-owned subsidiary of Parent. As a result of, and as of the effective time of, the ParentSub LLC Merger, the Company’s separate corporate existence ceased.

Pursuant to the requirements of the Securities Exchange Act of 1934, TellurideSub LLC, as successor by merger to Liberty TripAdvisor Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TellurideSub LLC, as successor by merger to Liberty TripAdvisor Holdings, Inc.

Date: April 29, 2025	By:	/s/ Linda C. Frazier
	Name:	Linda C. Frazier
	Title:	Vice President and Secretary

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